Mail Stop 6010

July 28, 2005

Mr. Stephen Abely
Chief Financial Officer
Bookham, Inc.
2584 Junction Avenue
San Jose, California 95134

RE: Bookham, Inc.
 Form 10-K for the transition period ended July 3, 2004
 File No. 0-30684
        Filed October 5, 2004

Dear Mr. Abely:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant
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